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                             January 27, 2021

       Avi Katz
       Executive Chairman, Secretary, President and Chief Executive Officer GigCapital3, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital3, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 31,
2020
                                                            File No. 333-251862

       Dear Dr. Katz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 31, 2020

       Cover Page

   1. We note that your cover page is five pages long. Please revise to limit your cover page to in accordance with Item
501(b) of Regulation S-K.
       Summary Term Sheet, page 1

   2. With respect to the securities held by your officers, directors and Initial Stockholders
                                                        (including your
Sponsor) as well as the private placement warrants issued to your Sponsor and Underwriters,
please expand to quantify the return they will receive on their initial investment including
the price paid to acquire those securities and the current value as of the most recent
practicable date. Please also disclose the current value of the common stock to be paid to the
Lightning Systems equity holders. Refer to CF Disclosure
 Avi Katz
FirstName  LastNameAvi Katz
GigCapital3, Inc.
Comapany
January 27,NameGigCapital3,
            2021            Inc.
January
Page 2 27, 2021 Page 2
FirstName LastName
         Guidance Topic No. 11 on Special Purpose Acquisition Companies.
3. We note your statement that your "Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline." Please disclose the value of the investments and, if material, quantify the out-of-pocket expenses. Provide similar disclosure in the Q&A on page 20-21 regarding what interests your Initial
         Stockholders and current officers and directors have in the Business Combination.
Summary of the Proxy Statement/Prospectus, page 28

4. We note your statement here and in other places in the document that Lightning Systems is the dominant market leader in the urban commercial ZEV industry "with over 50%
         market share in Class 3 to 6 EVs in 2020 and the distinction of being the only company in the United States that has delivered fully functional Class 3 to 7 EVs to the end customer that are in use today." Please disclose the dollar value of the Class 3 to 6 EVs market, and the number of your fully functional Class 3 to 7 EVs delivered to end customers that are in use today.
Selected Historical Financial Information of the Company, page 42

5. Please ensure that the amounts presented here are consistent with the amounts presented in the financial statements. For example, your disclosures on page 42 indicate that the
         September 30, 2020 balances of Cash and marketable securities held in Trust Account,
         Total assets, and Common stock subject to possible redemption were $2,02,037,
         $2,03,947 and $1,90,770, respectively. Please remove the initial coma in each amount.
Risk Factors
The Company   s independent registered public accounting firm   s report
contains an explanatory
paragraph that expresses substantial doubt, page 78

6. You disclose that the Company had $202 million in cash held in trust and a working capital deficit of $16.1 million as of September 30, 2020. Given the amount of current assets and current liabilities presented on page F-3, it is not clear how you calculated a working capital deficit of $16.1 million. It appears the amount of cash held in trust relates to GigCapital3 and the amount of the working capital deficit may relate to Lightning
         Systems. Please correct your disclosure accordingly.
Risk Factors
Anti-takeover provisions contained in the proposed Second Amended and Restated Certificate of
Incorporation..., page 92

7. Please expand to disclose the specific provisions that will have anti-takeover effects, such as your proposal for the classification of your Board into three classes of directors with staggered terms of office.
 Avi Katz
GigCapital3, Inc.
January 27, 2021
Page 3
Pro Forma Condensed Combined Balance Sheet, page 103

8. Please ensure that the amounts of redeemable convertible preferred stock presented here agree to the amounts presented on the face of the September 30, 2020 balance sheet. For example, the numbers of authorized shares of Series B and Series C redeemable convertible preferred stock presented on page 104 do not agree to the numbers of authorized shares presented on page F-50.
Pro Forma Condensed Combined Statements of Operations, page 106

9. Please provide a footnote that quantifies the potentially dilutive shares that are excluded from the calculations of pro forma losses per share here and on page
108.
Interests of Certain Persons in the Business Combination, page 162

10. Please revise to quantify the interests referenced here. Also revise to disclose the number of securities held by the persons to whom you refer, the price paid to acquire those securities and the current value as of the most recent practicable date.
Certain U.S. Federal Income Tax Considerations, page 166

11. We note the disclosure that the parties intend for the merger to qualify as a reorganization. Please revise to state clearly whether the transaction will qualify as a reorganization and file the exhibit required by Item 601(b)(8) of Regulation S-K. Ensure your revisions also identify counsel providing the opinion and that the disclosure included is their opinion. If counsel cannot provide a "will" opinion, please revise to explain the risks and degree of uncertainty.
Vote Required for Approval, page 176

12. Please support your conclusions disclosed here regarding the vote required to approve the business combination. Tell us how you determined that the standard is the majority of votes cast, citing the applicable provisions of Delaware law. We also note that Section
         5.10 of the business combination agreement indicates that the vote required is a majority of outstanding shares.
Proposal No. 4--Approval of Additional Amendments . . ., , page 183

13. Please revise to present the planned change to the exclusive forum provision as a separate matter.
Manufacturing and Production; Headquarters and Facilities, page 246
FirstName LastNameAvi Katz
14.    We note your facility   s current production capacity is 500 vehicles
per shift per year with
Comapany   NameGigCapital3,
       planned                  Inc. to 3,000 vehicles per shift per year.
Please disclose how
               capacity expansion
Januarymany  shiftsPage
        27, 2021    you 3operate and the aggregate production capacity of your facility.
FirstName LastName
 Avi Katz
FirstName  LastNameAvi Katz
GigCapital3, Inc.
Comapany
January 27,NameGigCapital3,
            2021            Inc.
January
Page 4 27, 2021 Page 4
FirstName LastName
Lightning Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 259

15. Please quantify and more fully disclose and discuss Lightning Systems' long term liquidity requirements and priorities particularly given potential changes in the amounts of redemptions and available cash.
Backlog, page 261

16. Based on the backlog disclosures as of September 30, 2020 and December 31, 2019, please revise your financial statements to provide the disclosures outlined in ASC 606-10-
         50-13 or explain to us why they are not required.
Critical Accounting Policies and Estimates
Redeemable Convertible Preferred Stock, page 262

17. You disclose that Lightning Systems is not currently accreting the preferred stock to redemption value and will only do so if the preferred stock becomes probable of redemption in the future; however, you also disclose that Lightning Systems believes the redemption of the preferred stock is probable to occur. Please revise your disclosure to address this apparent discrepancy.
Lightning Systems, Inc. - Financial Statements for the Year Ended December 31, 2019
Report of Independent Registered Public Accounting Firm, page F-22

18. We note the Company was formed in 2012 and the current auditor was engaged in 2020.
         Given that the Company is a predecessor, please confirm to us that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period;
         alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor agreeing or disagreeing with those disclosures, filed as an exhibit to the filing.
Note 2     Summary of Significant Accounting Policies
Concentrations of Credit Risk, page F-28

19. You disclose that three customers accounted for 70% and 89% of revenues for the years ended December 31, 2019 and 2018, respectively. You also disclose on page F-56 that three customers accounted for 71% and 93% of revenues for the nine months ended
         September 30, 2020 and 2019, respectively. With reference to ASC 280-10-50-42, please disclose the total amount or percentage of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to the financial statements.
 Avi Katz
FirstName  LastNameAvi Katz
GigCapital3, Inc.
Comapany
January 27,NameGigCapital3,
            2021            Inc.
January
Page 5 27, 2021 Page 5
FirstName LastName
Revenue Recognition, page F-30

20. You disclose that your sales contracts are for goods or services. Please tell us what consideration you gave to separately presenting revenue from the sale of products and revenue from services on the face of your statements of operations. Refer to Rule 5-03(b)
         of Regulation S-X.
21. You disclose that powertrain components are highly interdependent and interrelated such that the delivery of both the components and their installation and integration are required and collectively represent the combined output to the customer. You also disclose that you transfer control and recognize revenue when vehicle conversion kits are completed and shipped to customers. Given the interdependent and interrelated components which appear to require installation, please help us more fully understand how and why you determined that recording revenue when conversion kits are shipped rather then when they are installed is appropriate and complies with ASC 606.

Fair Value, Measurements, and Financial Instruments, page F-32

22. We note that you used third-party valuation studies to estimate the value of your common stock, Series C preferred stock, and Series C preferred warrants. Please revise your disclosures under critical accounting policies to address any material differences between the valuations used to determine those fair values relative to the fair value implied by the current merger transaction. Please also tell us your consideration of identifying and providing a consent from these third-parties.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at (202) 55-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker,
Office Chief, at (202) 551-3611 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Avi Katz
GigCapital3, Inc.
FirstName
January 27,LastNameAvi
                2021      Katz
Comapany
Page    6      NameGigCapital3, Inc.
January 27, 2021 Page 6
cc:       Jeffrey Selman
FirstName LastName